Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities [redacted]ssion	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	[redacted] tact name) ity r Relations	Phone:	(48 76) 847 82 31
Company:	A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	6 December 2005	No of sheets:	1

Current report 56/2005

The Management Board of KGHM Polska Miedź S.A., based on § 5 sec. 1 point 3 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities, announces that as a result of a decision taken by the Management Board of the Company on restructuring the debt of Telefonia Dialog S.A. (a 100% subsidiary of KGHM Polska Miedź S.A.) in the total amount of PLN 479 800 thousand, on 2 December 2005 the Extraordinary General Shareholders Meeting of Dialog S.A. resolved to increase the share capital of this company by PLN 479 800 thousand, with payment for these new shares to be made by KGHM Polska Miedź S.A.

On 5 December 2005 an agreement was signed between KGHM Polska Miedź S.A. and Telefonia Dialog S.A. regarding the early redemption of bonds of Telefonia Dialog S.A., in the total amount of PLN 679 800 thousand, acquired by KGHM Polska Miedź S.A. in July 2003 (current report 39/2003 dated 15 July 2003).
According to this agreement KGHM Polska Miedź S.A. will acquire shares in 2005 in the increased share capital of Telefonia Dialog S.A. in the amount of PLN 479 800 thousand, while the funds arising from this increase in share capital will be used for the redemption of bonds.

Payment of this share capital by KGHM Polska Miedź S.A. will take place on 5 and 7 December 2005, while the redemption of bonds by Telefonia Dialog S.A. will be made in two equal instalments payable on 6 and 8 December 2005.

According to the agreement dated 5 December 2005, the remaining part of the restructured liabilities due to bonds in the amount of PLN 200 000 thousand will be redeemed by Dialog S.A. from KGHM Polska Miedź S.A. Planned date of redemption – end of the first quarter of 2006.

The criteria used for describing this agreement as significant is that the value of the agreement exceeds 10% of the value of the equity of KGHM Polska Miedź S.A.

I WICEPREZES ZARZĄDU
Jarosław Szczepek

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk